UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

             |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004




             |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                           Commission File No. 0-16772

A. Full title of the plan and address of the plan:

                              Peoples Bancorp Inc.
                         138 Putnam Street, P.O. Box 738
                              Marietta, Ohio 45750
                     Attn: The Retirement Planning Committee

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                              Peoples Bancorp Inc.
                         138 Putnam Street, P.O. Box 738
                              Marietta, Ohio 45750

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       PEOPLES BANCORP INC.
                                       RETIREMENT SAVINGS PLAN


Date: June 15, 2005           By:  /s/ JOHN E. DAKESIAN
                                       --------------------------------------
                                       John E. Dakesian
                                       Chairperson, Retirement Plan Committee

                  Peoples Bancorp Inc. Retirement Savings Plan

                              EIN 31-0987416 PN 002

                  Accountants' Report and Financial Statements

                           December 31, 2004 and 2003

                  Peoples Bancorp Inc. Retirement Savings Plan
                           December 31, 2004 and 2003



CONTENTS



    Independent Accountants' Report.........................................5



    Financial Statements

        Statements of Net Assets Available for Benefits.....................6

        Statements of Changes in Net Assets Available for Benefits .........7

        Notes to Financial Statements....................................8-12



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year).....14

                         Independent Accountants' Report



Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp, Inc. Retirement Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2004, and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Cincinnati, Ohio
April 14, 2005

Federal Employer Identification Number:  44-0160260

                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003


Assets

                                                    2004              2003
                                                -------------------------------

        Investments, at fair value              $   20,357,273   $   17,812,333

        Accrued interest and dividends                  13,220               --
                                                 -------------    -------------


     Net Assets Available for Benefits          $   20,370,493   $   17,812,333
                                                 =============    =============


See Notes to Financial Statements

                  Peoples Bancorp Inc. Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2004 and 2003


                                                                     2004               2003
                                                               -----------------------------------
    Investment Income
        Net appreciation in fair value of investments          $        656,142   $      3,231,494
        Interest and dividends                                          350,907            207,104
                                                                ---------------    ---------------

               Net investment income                                  1,007,049          3,438,598
                                                                ---------------    ---------------
    Contributions
        Employer                                                        593,485            479,782
        Participants                                                  1,154,834            961,130
        Rollovers                                                       947,066            274,058
                                                                ---------------    ---------------

                                                                      2,695,385          1,714,970
                                                                ---------------    ---------------

               Total additions                                        3,702,434          5,153,568
                                                                ---------------    ---------------
    Deductions
        Benefits paid to participants                                 1,096,430          1,323,974
        Administrative expenses                                          47,844             44,076
                                                                ---------------    ---------------

               Total deductions                                       1,144,274          1,368,050
                                                                ---------------    ---------------

    Net Increase                                                      2,558,160          3,785,518

    Net Assets Available for Benefits, Beginning of Year             17,812,333         14,026,815
                                                                ---------------    ---------------

    Net Assets Available for Benefits, End of Year             $     20,370,493   $     17,812,333
                                                                ===============    ===============


See Notes to Financial Statements

                  Peoples Bancorp Inc. Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2004 and 2003


NOTE 1:  DESCRIPTION OF THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.


    General
    -------
        The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (Company) for the benefit of its full-time employees who have at least one hour of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). AMVESCAP National Trust Company is the trustee and serves as the custodian of the Plan.


    Contributions
    -------------
        The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover contributions are also permitted. The Company makes matching contributions of 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Company profit-sharing contributions are discretionary as determined by the Company's Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Company contributions.


    Participant Investment Account Options
    --------------------------------------
        Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

        The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.


    Participant Accounts
    --------------------
        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting
    -------
        Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon.


    Payment of Benefits
    -------------------
        Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy.


    Participant Loans
    -----------------
        The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.


    Plan Termination
    ----------------
        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.



NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    Method of Accounting
    --------------------
        The accompanying financial statements are prepared on the accrual method of accounting.


    Use of Estimates
    ----------------
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Valuation of Investments and Income Recognition
    -----------------------------------------------
        Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

        The investments in Peoples Bancorp Inc. Common Stock has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2004 and 2003 these units are comprised of 282,164 and 286,119 shares of Peoples Bancorp Inc. Common Stock and cash of $383,498 and $403,678, respectively.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


    Plan Tax Status
    ---------------
        The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.


    Payment of Benefits
    -------------------
        Benefit payments to participants are recorded upon distribution.

NOTE 3:  INVESTMENTS

        The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:



                                                                                              2004
                                                                            ---------------------------------------
                                                                             Net Appreciation
                                                                             (Depreciation) in       Fair Value
                                                                             Fair Value During        at End of
                                                                                   Year                 Year
                                                                            ---------------------------------------
           Investments at fair value as determined by quoted market
              price
               Mutual funds
                  Columbia Acorn-Z Fund                                       $        264,234   $      1,920,290*
                  Dodge & Cox Balanced Fund                                            107,495          1,508,424*
                  Other                                                                399,310          4,216,553
               Common/collective trust funds
                  Invesco 500 Index Trust                                              190,166          1,941,182*
                  Invesco Stable Value Trust                                                --          1,575,328*
                  Other                                                                 74,034            777,726
               Peoples Bancorp Inc. common stock units                                (379,097)         8,123,256*
                                                                               ---------------    ---------------

                                                                                       656,142         20,062,759

           Investments at cost which  approximates market
               Participant loans                                                            --            294,514
                                                                               ---------------    ---------------

                  Total investments                                           $        656,142   $     20,357,273
                                                                               ===============    ===============



                                                                                             2003
                                                                            --------------------------------------
                                                                              Net Appreciation
                                                                              (Depreciation) in     Fair Value
                                                                              Fair Value During       at End
                                                                                    Year              of Year
                                                                            --------------------------------------
           Investments at fair value as determined by quoted market
              price
               Mutual funds
                  Columbia Acorn-Z Fund                                       $        481,860   $      1,570,910*
                  Dodge & Cox Balanced Fund                                            158,959          1,040,240*
                  Other                                                                536,459          2,449,629
               Common/collective trust funds
                  Invesco 500 Index Trust                                              367,584          1,652,648*
                  Invesco Stable Value Trust                                                --          1,415,195*
                  Other                                                                 73,572            601,966
               Peoples Bancorp Inc. common stock units                               1,613,060          8,847,049*
                                                                               ---------------    ---------------

                                                                                     3,231,494         17,577,637

           Investments at cost which  approximates market
               Participant loans                                                            --            234,696
                                                                               ---------------    ---------------

                  Total investments                                           $      3,231,494   $     17,812,333
                                                                               ===============    ===============


        Investments that represented 5% or more of the Plan's assets are separately identified (*) above.

        Interest and dividends realized on the Plan's investments for the years ended 2004 and 2003 were $350,907 and $207,104, respectively.



NOTE 4:  PARTY-IN-INTEREST TRANSACTIONS

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.

        The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. The Plan paid $47,844 and $44,076 of recordkeeping fees to AMVESCAP National Trust Company during 2004 and 2003 respectively. The Company provides certain administrative services at no cost to the plan.

                              Supplemental Schedule

                  Peoples Bancorp Inc. Retirement Savings Plan
                              EIN 31-0987416 PN 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2004



              Identity of Issuer                         Description of Investment                    Cost          Current Value
-----------------------------------------------------------------------------------------------------------------------------------
American Century Strategic Allocation
   Conservative Fund                              15,663 Units;      $5.59 Per Unit             $      84,513     $         87,555
American Century Strategic Allocation
   Moderate Fund                                  16,659 Units;      $6.77 Per Unit                    99,946              112,786
American Century Strategic Allocation
   Aggressive Fund                                19,067 Units;      $7.71 Per Unit                   126,493              147,005
Columbia Acorn-Z Fund                             72,601 Units;     $26.45 Per Unit                 1,273,581            1,920,290
*Invesco 500 Index Trust                          62,558 Units;     $31.03 Per Unit                 1,453,904            1,941,182
*Invesco Structured Small Cap Value Equity
   Trust                                           3,271 Units;    $100.76 Per Unit                   233,436              329,570
*Invesco Core Fixed Income Trust                  14,102 Units;     $31.78 Per Unit                   413,518              448,156
*Invesco Stable Value Trust                    1,575,328 Units;      $1.00 Per Unit                 1,575,328            1,575,328
*Peoples Bancorp Inc. Common
   Stock Units                                   502,988 Units;     $16.15 Per Unit                 3,213,917            8,123,256
American Growth Fund of America                   30,987 Units;     $27.38 Per Unit                   663,007              848,422
Dodge & Cox Common Stock Fund                      7,709 Units;    $130.22 Per Unit                   842,032            1,003,856
Dodge & Cox Balanced Fund                         19,010 Units;     $79.35 Per Unit                 1,267,002            1,508,424
ING Pilgrim International Value Fund              53,506 Units;     $17.65 Per Unit                   692,811              944,383
AIM Mid Cap Core Equity Fund                      25,609 Units;     $28.64 Per Unit                   606,992              733,449
Royce Low-Priced Stock Fund                        4,285 Units;     $15.00 Per Unit                    61,757               65,690
Fidelity Advisor Mid Cap - T Fund                 10,841 Units;     $25.22 Per Unit                   246,144              273,407
Participant loans                                Interest rates ranging from 5.75% to 11.50%                               294,514
                                                                                                 -------------      ---------------

                                                                                                 $  12,854,381      $   20,357,273
                                                                                                 =============      ===============

*Parties-in-interest


                               INDEX TO EXHIBITS


EXHIBIT NUMBER                  DESCRIPTION
--------------                  ----------------------------------
23.1                            Consent of Independent Accountants